UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 001-5231

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

McDonald’s Corporation

McDonald’s Plaza

Oak Brook, Illinois 60523

McDONALD’S CORPORATION

PROFIT SHARING AND SAVINGS PLAN

FINANCIAL STATEMENTS

December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

McDonald’s Corporation

  Profit Sharing Administrative Committee

Oak Brook, Illinois

We have audited the accompanying statements of net assets available for benefits of McDonald’s Corporation Profit Sharing and Savings Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2013 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2013 financial statements taken as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 23, 2014

1.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2013

(Amounts in thousands)

	Participant- Directed Investments	ESOP
		Allocated Account	Unallocated Account	Total 2013
ASSETS
Investments, at fair value
Interest-bearing cash	$5	$—	$—	$5
Mutual funds	625,882	—	—	625,882
American depository receipts and common stock other than McDonald’s Corporation common stock	319,000	—	—	319,000
McDonald’s Corporation common stock	881,090	341,532	133,940	1,356,562
Collective funds	948,956	6,230	2,339	957,525
Wrapper contracts	112	—	—	112

Total investments, at fair value	2,775,045	347,762	136,279	3,259,086

Receivables
Company contributions	9,411	—	—	9,411
Accrued income	838	—	—	838
Pending trades due from brokers	305	—	—	305
Interfund receivables	5,733	(184)	(5,549)	—
Participant loans	32,755	—	—	32,755

Total receivables	49,042	(184)	(5,549)	43,309

Total assets	2,824,087	347,578	130,730	3,302,395

LIABILITIES
Management expenses payable	654	—	—	654
Pending trades due to brokers	657	—	—	657
Accrued interest expense	—	—	756	756
Notes payable	—	—	23,179	23,179
Other liabilities	1,236	37	—	1,273

Total liabilities	2,547	37	23,935	26,519

Net assets reflecting all investments at fair value	2,821,540	347,541	106,795	3,275,876

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,732	—	—	2,732

NET ASSETS AVAILABLE FOR BENEFITS	$2,824,272	$347,541	$106,795	$3,278,608

See accompanying notes to financial statements.

2.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012

(Amounts in thousands)

	Participant- Directed Investments	ESOP
		Allocated Account	Unallocated Account	Total 2012
ASSETS
Investments, at fair value
Interest-bearing cash	$855	$—	$—	$855
Mutual funds	720,153	—	—	720,153
American depository receipts and common stock other than McDonald’s Corporation common stock	272,912	—	—	272,912
McDonald’s Corporation common stock	850,145	316,692	167,401	1,334,238
Collective funds	658,902	7,583	2,936	669,421
Wrapper contracts	113	—	—	113

Total investments, at fair value	2,503,080	324,275	170,337	2,997,692
Receivables
Company contributions	8,545	—	—	8,545
Accrued income	888	1	—	889
Pending trades due from brokers	409	—	—	409
Interfund receivables	6,508	(176)	(6,332)	—
Participant loans	33,262	—	—	33,262

Total receivables	49,612	(175)	(6,332)	43,105

Total assets	2,552,692	324,100	164,005	3,040,797

LIABILITIES
Management expenses payable	590	—	—	590
Pending trades due to brokers	119	—	—	119
Accrued interest expense	—	—	1,027	1,027
Notes payable	—	—	31,458	31,458
Other liabilities	1,079	20	—	1,099

Total liabilities	1,788	20	32,485	34,293

Net assets reflecting all investments at fair value	2,550,904	324,080	131,520	3,006,504

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(13,481)	—	—	(13,481)

NET ASSETS AVAILABLE FOR BENEFITS	$2,537,423	$324,080	$131,520	$2,993,023

See accompanying notes to financial statements.

3.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2013

(Amounts in thousands)

	Participant- Directed Investments	ESOP
		Allocated Account	Unallocated Account	Total 2013
Additions to net assets attributed to:
Net appreciation in fair value of investments
Mutual funds	$82,378	$—	$—	$82,378
American depository receipts and common stock other than McDonald’s Corporation common stock	91,402	—	—	91,402
McDonald’s Corporation common stock	85,242	32,053	16,703	133,998
Collective funds	49,137	—	—	49,137
Interest income	16,901	3	1	16,905
Dividends	41,535	11,120	4,915	57,570
Commission recapture	23	—	—	23

Net investment income	366,618	43,176	21,619	431,413

Contributions
Company	33,979	25,195	4,854	64,028
Participant	55,932	—	—	55,932
Rollovers	2,916	—	—	2,916

Total contributions	92,827	25,195	4,854	122,876

Interfund transfers-in	21,865	—	—	21,865
Participant loan interest income	1,312	—	—	1,312
Other	75	—	—	75

Total net additions	482,697	68,371	26,473	577,541

Deductions from net assets attributed to:
Benefits paid to terminated participants and withdrawals	192,641	22,990	—	215,631
Management and administrative expenses	2,821	55	—	2,876
Interfund transfers-out	—	21,865	—	21,865
Interest expense	—	—	1,819	1,819
Company matching with profit sharing forfeitures	386	—	—	386
Company matching with ESOP shares	—	—	43,837	43,837
Discretionary matching with ESOP shares	—	—	5,542	5,542

Total deductions	195,848	44,910	51,198	291,956

Net increase/decrease	286,849	23,461	(24,725)	285,585

Net assets available for benefits
Beginning of year	2,537,423	324,080	131,520	2,993,023

End of year	$2,824,272	$347,541	$106,795	$3,278,608

See accompanying notes to financial statements.

4.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1 - DESCRIPTION OF PLAN

General: The McDonald’s Corporation Profit Sharing and Savings Plan (the Plan) was amended and restated in its entirety as of January 1, 2012. The Plan has been amended three times subsequent to this date, on October 18, 2012, April 30, 2013 and August 23, 2013.

The Plan is administered by a committee of officers (Administrative Committee) appointed by the Chief Executive Officer of McDonald’s Corporation (the Company or McDonald’s). Participants should refer to the Summary Plan Description and Prospectus for a more complete description and up-to-date information.

Eligibility: In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company or a participating employer. The term “Company” includes McDonald’s Corporation and all participating employers in describing eligibility and contributions below.

Restaurant management employees and staff employees (including part-time staff employees) are eligible to make 401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. All other employees are eligible to make 401(k) contributions after one year of eligibility service as defined by the Plan document. Restaurant management employees, who are not contributing to the Plan, are enrolled automatically at a 1% contribution level as soon as they have completed one year of service and attained age 21. Matching contributions are provided to eligible employees after one year of eligibility service as defined by the Plan document.

Contributions: Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the Plan subject to Internal Revenue Service (the IRS) annual limits. Highly compensated employees under IRS rules are not able to make 401(k) contributions in their second calendar year of employment until the first of the month on or after they complete one anniversary year with at least 1,000 hours of service under the Plan.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to IRS limits and, in addition, may contribute more than 50% if payroll tax and other withholding requirements are met. In accordance with Plan procedures, participants may roll over money into the Plan if it is from a: Qualified Plan, Section 403(b) tax-sheltered annuity plan, Section 457 deferred compensation plan of a state or local government entity, SIMPLE 401(k) plan, Section 403(a) annuity plan, Traditional IRA, SIMPLE IRA with at least two years participation, IRA set up to receive a distribution from an eligible employer plan or Federal thrift plan under section 7701(j).

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The investment funds under the Plan are Stable Value Fund, Intermediate Bond Fund, Global Bond Fund, Blended Stock/Bond Fund, Diversified Stock Fund, S&P 500 Index Fund, International Stock Fund, Global Themes Fund (through August 8, 2013), International Stock Index Fund (effective August 9, 2013), Real Estate Securities Fund, Small Cap Index Fund, Aggressive Stock Fund, McDonald’s Common Stock Fund, and the McDonald’s ESOP Stock Fund. No more than 20% of a participant’s future 401(k) contributions may be invested in the McDonald’s Common Stock Fund.

(Continued)

5.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1 - DESCRIPTION OF PLAN (Continued)

The Company matches (after one year of eligibility service and attainment of age 21) 300% of the first 1% of eligible compensation (as defined by the Plan) and 100% of the next 4% of eligible compensation that a participant contributes to the Plan. A discretionary profit-sharing match may be contributed at the option of the Compensation Committee of the Board of Directors of the Company (the Board). For the year ended December 31, 2013, the Company made a 2% discretionary profit sharing match to the Plan. The discretionary match is allocated after the end of the year to participants eligible to share in matching contributions based on participant 401(k) contributions up to 1% of eligible compensation. ESOP shares are used to make matching contributions.

Participant Accounts: Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Company contributions, invested in 1% increments in one or any combination of the Plan’s investment funds, including Company stock. For participants who are automatically enrolled, the participant’s 401(k) contributions are invested in the Blended Stock/Bond Fund and after 30 days are managed by Guided Choice, a managed account provider, unless the participant makes an investment election. Company regular matching contributions for each payroll period and company discretionary matching contributions, if any, are invested in the McDonald’s ESOP Stock Fund for employees who are automatically enrolled in the Plan until the participant elects to direct such amounts to other funds offered. A participant may change how his/her existing account balance is invested at any time, but a participant may not transfer any amount into and out of the same fund more than two times within any rolling 90 day period. Participants are always able to transfer out of any fund into the Stable Value Fund even if they exceed this limit.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution and discretionary profit sharing match (if any) and (b) Plan earnings, and charged with an allocated portion of investment expenses. Allocations are based on participant earnings or account balances as defined in the Plan.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP): The trustees, individuals appointed by the Compensation Committee of the Board, are authorized to invest certain assets of the Plan in shares of Company stock and to borrow money to acquire Company stock. In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald’s Series B Convertible Preferred Stock. The Preferred shares were redeemed by the Company for Common Stock in 1992 and 1995. In April 1991, the trustees borrowed $100 million to purchase 12,075,468 shares of McDonald’s Series C Convertible Preferred Stock, which were redeemed by the Company for Common Stock in 1995.

The Company is required to make sufficient cash contributions to the Plan to pay the principal and interest on the loans. Released ESOP shares are used to make matching Company allocations. The ESOP shares allocated to participant accounts are held by The Northern Trust Company (Northern Trust), the custodian of the Plan. The unallocated ESOP shares are also held at Northern Trust as collateral for loans from the Company to the Plan. Unallocated ESOP dividends are invested in an interest-bearing account until the note payment is due.

In 1999, the Leveraged ESOP loans were refinanced as discussed in Note 6, so that the last loan payment and allocation of ESOP Common Stock will occur in 2018.

(Continued)

6.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 1 - DESCRIPTION OF PLAN (Continued)

During 2013, 510,980 shares were released from the unallocated ESOP shares with a fair value of approximately $49,379,000.

Vesting: All participants’ accounts under the Plan are 100% vested.

Diversification: Participants can elect to fully diversify all accounts in the Plan, regardless of age.

Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants’ highest outstanding loan balance during the preceding 12-month period. All loans are currently subject to a $75 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is requested, plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits: Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by the Company are entitled to receive the interest in their Plan accounts within a reasonable time following their termination. A terminated participant with benefits in excess of $1,000 will not receive a distribution from the Plan until age 70 1/2 unless an earlier distribution is elected.

Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant’s investment elections (See Note 1, Contributions). Distributions may be in the form of a lump sum or installment payments or a combination of lump sum and installment payments.

Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

Forfeitures: Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, are used to make a portion of the Company contribution.

In-Service Withdrawals: Participants 59 1/2 or older and terminated participants may withdraw all or any part of their account balances under the Plan at any time. The Plan permits participants to withdraw up to 100% of their ESOP and Profit Sharing accounts at any time.

Pass Through Dividend Election: Participants are offered the choice of having dividends earned on shares of McDonald’s common stock paid directly to them in cash or reinvested in their accounts in McDonald’s stock.

Voting: Participants are entitled to direct the Trustees in voting shares of McDonald’s stock credited to their accounts as well as those shares not voted by other participants and unallocated shares held in the ESOP feature of the Plan.

(Continued)

7.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation: The Plan’s investments are reported at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

•

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The following are descriptions of the valuation methods and assumptions used for investments of the Plan.

Common stocks and American Depository Receipts: The fair values of publicly traded common stocks and American Depository Receipts (ADR) are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Mutual funds: The fair values of mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (level 1 inputs). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

(Continued)

8.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Collective trusts: The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and recent transaction prices. The investment objectives and underlying investments of the collective trusts vary, with some holding short term investments for principal preservation, diversified portfolios of domestic or international stocks, some holding securities of companies in a particular industry sectors, some holding short-term and/or medium-term corporate, government and government agency bonds, some holding a blend of asset back securities and corporate bonds, and others holding a blend of various domestic and international stocks. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The collective trusts invest primarily in securities traded on nationally recognized securities exchanges and active dealer markets and are classified within level 2 of the fair value hierarchy.

Stable value fund: The plan investments include a Stable Value Fund which is a unitized fund managed by JPMorgan solely for the Plan. The Stable Value Fund includes synthetic guaranteed investment contracts which are comprised of collective trusts, short term investments and benefit responsive wrapper contracts (see Note 4).

Wrapper contracts: Benefit responsive wrapper contracts with various insurance carriers are utilized to provide market and cash flow risk protection to the Plan for the Stable Value Fund. The fair values of the wrapper contracts associated with the synthetic investment contracts within the Stable Value Fund have been based upon the estimated replacement costs of the wrap contracts projected for the duration of the associated portfolio and discounted back to the financial statement dates (level 3 inputs).

Contract value of the synthetic guaranteed investment contracts represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses.

(Continued)

9.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments measured at fair value on a recurring basis as of December 31, 2013 and 2012 are summarized below (amounts in thousands):

	Fair Value Measurements at December 31, 2013 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Synthetic GIC wrapper contracts	$—	$—	$112
Interest-bearing cash	5	—	—
Collective trusts
Short-term investments	—	62,658	—
Bond/fixed income funds	—	477,898	—
Common stock funds	—	416,969	—
Mutual funds
Corporate bond funds	183,610	—	—
US common stock	400,827	—	—
International common stock	41,445	—	—
ADR & common stock, other than McDonald’s Corp. common stock
ADR – International large cap	24,349	—	—
ADR – International mid cap	100	—	—
Common stocks – US large cap	141,553	—	—
Common stocks – US mid cap	52,597	—	—
Common stocks – US small cap	56,897	—	—
Common stocks – International large cap	30,857	—	—
Common stocks – International mid cap	7,657	—	—
Common stocks – International small cap	4,990	—	—
McDonald’s Corp. common stock	1,356,562	—	—

	$2,301,449	$957,525	$112

(Continued)

10.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	Fair Value Measurements at December 31, 2012 Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:
Synthetic GIC wrapper contracts	$—	$—	$113
Interest-bearing cash	855	—	—
Collective trusts
Short-term investments	—	113,142	—
Bond/fixed income funds	—	364,362	—
Common stock funds	—	66,392	—
Blended funds	—	125,525	—
Mutual funds
Corporate bond funds	213,418	—	—
US common stock	424,878	—	—
International common stock	81,857	—	—
ADR & common stock, other than McDonald’s Corp. common stock
ADR – International large cap	13,894	—	—
ADR – International mid cap	510	—	—
Common stocks – US large cap	117,568	—	—
Common stocks – US mid cap	57,123	—	—
Common stocks – US small cap	58,376	—	—
Common stocks – International large cap	16,134	—	—
Common stocks – International mid cap	4,984	—	—
Common stocks – International small cap	4,323	—	—
McDonald’s Corp. common stock	1,334,238	—	—

	$2,328,158	$669,421	$113

The table below presents a reconciliation of Plan investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2013 (amounts in thousands):

Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (Wrapper Contracts)
Beginning balance, January 1, 2013	$113
Change in fair value of fully benefit-responsive investment contract*	(1)

Ending balance, December 31, 2013	$112

*	Unrealized appreciation (depreciation) of the wrapper contracts associated with the fully benefit-responsive investment contract is reported as an increase (decrease) in Plan investments and as an offsetting decrease (increase) in the adjustment from fair value to contract value reported in the 2013 statement of net assets available for benefits, with no effect on the 2013 change in net assets available for benefits.

(Continued)

11.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Participant Loans: Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

Fair Value of Long-Term Debt: The fair value of the Plan’s long-term debt is estimated based on the current rates available to the Plan for debt of the same remaining maturities (level 2). As of December 31, 2013, the estimated fair value and carrying value of the Plan’s long-term debt was $26,521,000 and $23,179,000, respectively. As of December 31, 2012, the estimated fair value and carrying value of the Plan’s long-term debt was $36,874,000 and $31,458,000, respectively.

Unallocated Net Assets Available for Benefits: Unallocated net assets available for benefits represents the fair value of shares of McDonald’s common stock purchased through the ESOP which have not been released for allocation to participants’ accounts offset by the balance of the debt issued by the ESOP. Unallocated net assets available for benefits are reduced by the fair value of the shares as they are allocated to participants as Company matching contributions.

Payment of Benefits: Benefits are recorded at the time of payment.

NOTE 3 - INVESTMENTS

The following presents the fair values of investments that represent 5 percent or more of the Plan’s net assets at December 31, 2013 and 2012 (amounts in thousands).

	2013	2012
Investments at fair value:
McDonald’s Corporation common stock	$1,356,562	$1,334,238
JP Morgan Chase Bank Intermediate Bond Fund	209,682	204,813
Blackrock Global Allocation Fund	222,128	176,631
Vanguard Institutional Index Fund	—	179,144
NT Collective S&P500 Index Fund	244,268	—

(Continued)

12.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 4 - INVESTMENT CONTRACTS

The Plan investments include a Stable Value Fund, managed by JPMorgan, which is a unitized fund established solely for the investment of assets of the Plan. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by JPMorgan. The Stable Value Fund holds synthetic guaranteed investment contracts, with collective funds and short-term investments as underlying investments. The underlying investments and wrapper contracts of these synthetic investment contracts are included in the financial statements at fair value.

The wrapper contracts within the Stable Value Fund specify certain conditions under which distributions from the contracts would be payable at amounts below contract value. Such circumstances include the termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The contracts limit the circumstances under which the issuer may terminate the contracts. Examples of circumstances which would allow the issuer to terminate the contracts include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the issuer could terminate the contracts at the market value of the underlying investments. Currently, the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rates of the contracts are based on agreed-upon formulas with the issuers, as defined in the contract agreements, but cannot be less than zero. The interest rates are reviewed on a quarterly basis for resetting. The key factors that influence future interest crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions; transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.

The Plan’s allocable share of the resulting gains and losses in the fair value of the investment contracts relative to the contract value is reflected as an adjustment from fair value to contract value on the statement of net assets as of December 31, 2013 and 2012.

	2013	2012
Average contract yield, in the aggregate for all contracts:
Based on annualized earnings (1)	1.86%	2.33%
Based on interest rate credited to participants (2)	1.61%	2.07%

(1)	Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts’ investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

NOTE 5 - NONPARTICIPANT-DIRECTED INVESTMENTS

The nonparticipant directed net assets of the Plan and changes therein consist of those reflected in the financial statements as “ESOP – Unallocated Account.”

(Continued)

13.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 6 - NOTES PAYABLE

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP paid down $84,740,000 of these notes and refinanced both the Series A and Series B Notes. At that time, the Leveraged ESOP issued a $104,672,800, 7.11% ESOP Note, for 19 years with a final maturity of July 15, 2018, and a $28,305,658, 7.11% ESOP Note, for three years with a final maturity of July 15, 2002. The remaining outstanding ESOP Note is a loan directly between the ESOP and the Company.

Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

The Series A/B Notes are collateralized by unallocated shares of McDonald’s common stock, valued at $128,391,020 at December 31, 2013. All Notes are guaranteed by the Company. Holders of the Notes have no recourse against the assets of the ESOP, except for such collateralized shares, cash contributions to the ESOP, and earnings attributable to such collateralized shares or contributions. The unallocated shares of McDonald’s common stock may be released from collateral under certain circumstances without the consent of the holders of the Notes.

Following are maturities of the Notes for each of the next five years (amounts in thousands):

	Series A Notes	Series B Notes	Total
2014	$4,793	$2,415	$7,208
2015	4,481	2,257	6,738
2016	2,721	1,371	4,092
2017	1,962	988	2,950
2018	1,457	734	2,191

Total over remaining life of notes	$15,414	$7,765	$23,179

NOTE 7 - PLAN TERMINATION

Although it has not expressed any intent to do so, the McDonald’s Corporation has the right under the Plan to allow an employer to discontinue its contributions at any time and the Company may terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

NOTE 8 - ADMINISTRATIVE FEES

The investment managers’ fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third-party are charged directly to participant accounts only for individuals that use this service. Revenue sharing received from investments in mutual funds reduces administrative fees. The remaining administrative fees associated with the Plan are paid by the Company.

(Continued)

14.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 9 - INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated September 24, 2013, that the Plan and related trust are designed, including amendments adopted through October 18, 2012, in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended, Plan management believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they continue to believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

NOTE 10 - TRANSACTIONS WITH PARTIES IN INTEREST

During 2013, the Plan received $45,207,793 in common stock dividends from the Company. In connection with the Leveraged ESOP discussed in Note 6, $132,978,458 of debt, at an interest rate of 7.11%, was issued directly by the Company to the Plan in 1999. This loan is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC.

During 2013, fees totaling $2,876,000 were paid by the Plan to the managers of the investments held in the Plan and an advisor to Plan participants. These transactions qualify as party-in-interest transactions.

Certain Plan assets are held in participant loans or investments managed by Northern Trust, therefore these transactions qualify as party-in-interest. A portion of the Plan’s assets are also invested in Company stock (see Note 3).

Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

NOTE 11 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(Continued)

15.

McDONALD’S CORPORATION PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 and 2012

NOTE 12 - FORM 5500 RECONCILIATION

Following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to net assets per the Form 5500 (amounts in thousands):

	2013	2012
Net assets available for benefits per the financial statements	$3,278,608	$2,993,023
Adjustment from contract value to fair value for fully benefit responsive investment contracts	(2,732)	13,481

Net assets per the Form 5500	$3,275,876	$3,006,504

Following is a reconciliation of the increase in net assets available for benefits per the financial statements for the year ended December 31, 2013, to the net income per the Form 5500 (amounts in thousands):

Increase in net assets available for benefits per the financial statements	$285,585
Change in the adjustment from contract value to fair value for fully benefit responsive investment contracts at December 31, 2013	(16,213)

Net income per the Form 5500	$269,372

NOTE 13 - SUBSEQUENT EVENTS

Effective March 3, 2014 the Plan no longer holds investments in mutual funds with revenue sharing.

16.

MCDONALD’S CORPORATION, EIN 36-2361282

MCDONALD’S CORPORATION PROFIT SHARING and SAVINGS PLAN, PLAN NUMBER 001

PLAN YEAR END DECEMBER 31, 2013

FORM 5500, SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS HELD AT THE END OF YEAR

(a)	(b) (c)	(d)	(e)
	IDENTITY OF ISSUER/DESCRIPTION	COST**	MARKET VALUE
	CORPORATE COMMON STOCKS & AMERICAN DEPOSITORY RECEIPTS
	8X8 INC NEW COM		160,111.44
	ABBOTT LAB COM		1,172,629.69
	ACADIA PHARMACEUTICALS INC COM		52,279.08
	ACCELERON PHARMA INC COM		112,939.20
	ACE LTD COM STK		2,940,252.00
	ACELRX PHARMACEUTICALS INC COM		139,633.26
	ADEPT TECH INC COM NEW		72,154.08
	ADOBE SYS INC COM		932,151.96
	ADR ARM HLDS PLC SPONSORED ISIN US0420681068		879,124.40
	ADR AXA SA SPONSORED ADR		443,729.90
	ADR BASF AKTIENGESELLSCHAFT - LEVEL I		1,143,112.95
	ADR BHP BILLITON LTD SPONSORED ADR		1,881,638.00
	ADR BRIT AMERN TOB PLC SPONSORED COM STK		1,288,932.58
	ADR INDUSTRIA DE DISENO TEXTIL INDITEX SA ADR ADR		1,918,957.30
	ADR NESTLE S A SPONSORED ADR REPSTG REG SH		1,454,727.12
	ADR NOVARTIS AG		2,664,597.00
	ADR NOVO-NORDISK A S ADR		1,531,660.40
	ADR RIO TINTO PLC SPONSORED ADR		2,171,595.69
	ADR SWATCH GROUP AG ADR		948,059.20
	ADR TENARIS S A SPONSORED ADR		1,675,511.50
	ADR UNILEVER N V NEW YORK SHS NEW		1,145,911.32
	ADR VALE S A ADR		780,510.25
	ADR VODAFONE GROUP PLC NEW SPONSORED ADR		4,320,169.00
	ADR YARA INTL ASA SPONSORED ADR		100,928.43
	ADR YOUKU TUDOU INC		99,959.70
	ADVANCED EMISSIONS SOLUTIONS INC COM STK		140,238.78
	AEGEAN MARINE PETROLEUM NETWORK INC COM STK USD0.01		68,744.94
	AGCO CORP COM		2,098,285.50
	AGIOS PHARMACEUTICALS INC COM		62,796.90
	AGRIUM INC COM		178,386.00
	ALEXION PHARMACEUTICALS INC COM		1,583,014.82
	ALLEGION PLC COMMON STOCK		336,595.23
	ALLERGAN INC COM		2,823,986.84
	ALNYLAM PHARMACEUTICALS INC COM		51,849.98
	AMAZON COM INC COM		3,477,448.80
	AMERICAN CAP LTD COM STK		397,568.80
	AMERICAN TOWER CORP		912,502.24

17.

AMERISAFE INC COM	683,443.20
ANDERSONS INC COM	910,425.70
APPLE INC COM STK	3,943,481.08
APPLIED MICRO CIRCUITS CORP COM NEW STK	153,696.06
ARDMORE SHIPPING CORP	103,582.92
ARGAN INC COM	48,064.64
ARROWHEAD RESH CORP COM NEW	53,197.55
ASTRONICS CORP COM	74,766.00
ATRICURE INC COM STK	36,818.28
AUTOBYTEL INC COM NEW	49,202.76
AVANIR PHARMACEUTICALS INC	46,519.20
AVISTA CORP COM ISIN # US05379B1070	445,261.05
BANK OF AMERICA CORP	3,054,834.00
BARNES GROUP INC COM	915,417.45
BARRETT BUSINESS SVCS INC COM	120,376.52
BASIC ENERGY SVCS INC NEW COM	78,868.44
BAXTER INTL INC COM	2,865,460.00
BBCN BANCORP INC COM	1,030,902.60
BCE INC COM NEW	1,904,760.00
BIOGEN IDEC INC COM STK	2,173,098.00
BIOTELEMETRY INC COM	43,550.90
BLUCORA INC COM	1,438,462.80
BOEING CO COM	3,953,432.85
BOULDER BRANDS INC COM USD0.01	92,146.60
BRINKER INTL INC COM	980,786.10
BRINKS CO COM STOCK	2,143,138.50
BRISTOL MYERS SQUIBB CO COM	1,892,777.80
BROOKFIELD ASSET MGMT INC VOTING SHS CL A VOTING SHS CL A	419,053.36
BROOKS AUTOMATION INC COM	323,406.70
CABELAS INC COM STK	654,601.20
CACHE INC COM NEW COM	35,930.31
CAL MAINE FOODS INC COM NEW STK	550,803.35
CALAMP CORP COM	110,565.41
CALLIDUS SOFTWARE INC COM STK	209,080.44
CALLON PETE CO DEL COM	80,671.62
CAMBREX CORP COM	40,188.82
CAMERON INTL CORP COM STK	1,193,576.50
CANADIAN NATL RY CO COM	2,127,302.16
CANADIAN PAC RY LTD COM CANADIAN PACIFICRAILWAY LTD	3,335,849.40
CAP 1 FNCL COM	3,125,688.00
CARBO CERAMICS INC COM	2,278,744.15
CBL & ASSOC PPTYS INC COM	696,937.80
CDN NAT RES LTD COM CDN NAT RES COM STK	889,585.92
CELESTICA INC SUB VTG SHS SUB VTG SHS	338,260.00
CELGENE CORP COM	927,083.52

18.

CENTENE CORP DEL COM	2,129,274.00
CERUS CORP COM	112,552.50
CHICAGO BRDG & IRON CO N V COM NV	2,504,592.50
CHRISTOPHER & BANKS CORP COM	123,317.60
CISCO SYSTEMS INC	2,106,932.50
CITIGROUP INC COM NEW COM NEW	2,996,325.00
CNO FINL GROUP INC COM	1,310,563.65
COCA COLA CO COM	2,666,560.50
COGNEX CORP COM	1,632,195.00
COLUMBIA SPORTSWEAR CO COM	1,562,006.25
COML METALS CO COM	894,520.00
CONCHO RES INC COM STK	972,648.00
CORE LABORATORIES NV NLG0.03	1,176,061.05
CORPORATE EXECUTIVE BRD CO COMMON STOCK	907,092.45
COSTCO WHOLESALE CORP NEW COM	1,740,283.23
COVIDIEN PLC USD0.20(POST CONSLDTN)	1,767,195.00
COWEN GROUP INC NEW CL A CL A	860,200.00
CRAFT BREW ALLIANCE INC COM	50,475.08
CUBIC CORP COM	466,567.60
CVB FINL CORP COM	836,856.75
CVS CAREMARK CORP COM STK	2,995,204.50
DARLING INTL INC COM	2,533,788.00
DATAWATCH CORP COM NEW COM NEW	49,790.64
DESTINATION XL GROUP INC COM	38,375.37
DEVRY EDUCATION GROUP INC	816,500.00
DIAGEO PLC SPONSORED ADR NEW	2,275,240.44
DIEBOLD INC COM	2,108,678.80
DISCOVERY COMMUNICATIONS INC NEW COM SERA STK	1,344,816.66
DIXIE GROUP INC CL A CL A	134,996.40
DOLLAR GEN CORP NEW COM	2,002,624.00
DOUGLAS EMMETT INC COM REIT	491,651.90
DUNKIN BRANDS GROUP INC COM	1,056,158.40
EAST WEST BANCORP INC COM	1,123,935.80
EATON CORP PLC COM USD0.50	1,556,273.40
EBAY INC COM USD0.001	810,011.73
EGAIN CORPORATION COM NEW	66,723.84
ENCANA CORP COM NPV	1,116,392.50
ENSCO PLC SHS CLASS A COM	974,919.00
ENTEROMEDICS INC WT EXP 09/28/2016	222.04
ENVESTNET INC COM STK	70,766.80
ENZYMOTEC LTD COM ILS0.01	65,796.36
EOG RESOURCES INC COM	1,073,504.64
EPIZYME INC COM	51,022.40
ERA GROUP INC COM USD0.01	42,895.40
ERICKSON AIR-CRANE INC COM STK	62,162.10
ESTEE LAUDER COMPANIES INC CL A USD0.01	1,356,211.92

19.

EXELON CORP COM	1,870,737.00
EXPRESS SCRIPTS HLDG CO COM	1,240,297.92
EXXON MOBIL CORP COM	4,948,680.00
FACEBOOK INC CL A CL A	1,877,407.02
FEDERAL SIGNAL CORP COM	38,954.35
FIESTA RESTAURANT GROUP INC COM	154,160.24
FIREEYE INC COM	193,977.28
FLOTEK INDS INC DEL COM	46,843.38
FLUIDIGM CORP DEL COM STK	95,646.72
FMC TECHNOLOGIES INC COM	460,962.09
FOOT LOCKER INC COM	533,954.40
FORD MTR CO DEL COM PAR $0.01 COM PAR $0.01	2,627,729.00
FREIGHTCAR AMER INC COM	55,130.02
FURMANITE CORP COM STK	44,986.32
GATX CORP COM	648,473.10
GENERAL ELECTRIC CO	5,010,362.50
GENMARK DIAGNOSTICS INC COM STK	57,831.95
GENTHERM INC COM NPV	151,717.79
GIGAMON INC COM	50,403.60
GILEAD SCIENCES INC	1,636,466.40
GLACIER BANCORP INC NEW COM	629,164.80
GLOBAL INDEMNITY PLC COM USD0.0001	264,638.00
GOLDGROUP MNG INC COMSTK	9,902.68
GOLDMAN SACHS GROUP INC COM	1,652,772.24
GOODRICH PETE CORP COM NEW COM NEW	66,820.52
GOOGLE INC CL A CL A	3,918,002.16
GRAN TIERRA ENERGY INC COM	768,573.40
GROUP 1 AUTOMOTIVE INC COM	1,317,065.90
H & E EQUIP SVCS INC COM	104,653.16
HALLIBURTON CO COM	2,628,850.00
HEALTHSTREAM INC COM STK ISIN# US42222N1037	69,701.79
HELEN TROY LTD COM STK	638,183.90
HILL ROM HLDGS INC COM STK	1,989,074.10
HONEYWELL INTL INC COM STK	2,594,908.00
HORNBECK OFFSHORE SVCS INC NEW COM	1,188,904.50
ICG GROUP INC COM	71,893.17
ICONIX BRAND GROUP INC COM	2,372,869.00
ILLUMINA INC COM	335,067.98
IMMUNOMEDICS INC COM	129,421.00
INCONTACT INC COM	140,525.33
INGERSOLL-RAND PLC COM STK	1,407,683.20
INSIGHT ENTERPRISES INC COM	415,479.45
INSMED INC COM PAR $.01	78,211.98
INSTEEL INDS INC COM	45,369.08
INSYS THERAPEUTICS INC NEW COM NEW USD0.0002145 (POST REV-SPLI	57,987.58

20.

	INTERACTIVE INTELLIGENCE GROUP INC COM COM	172,913.12
	INTREPID POTASH INC COM	1,865,872.80
	JOHNSON & JOHNSON COM USD1	1,753,948.50
	JOHNSON CTL INC COM	2,665,035.00
*	JPMORGAN CHASE & CO COM	2,584,816.00
	KADANT INC COM	402,768.80
	KARYOPHARM THERAPEUTICS INC COM	49,369.68
	KINDRED BIOSCIENCES INC COM	39,881.20
	KIRKLANDS INC COM	65,471.22
	KOPPERS HLDGS INC COM	1,429,687.50
	KS CY SOUTHN	456,808.87
	KYTHERA BIOPHARMACEUTICALS INC COM	73,382.50
	LACLEDE GROUP INC COM	643,480.20
	LIGAND PHARMACEUTICALS INCORPORATED CL BCOMMON STOCK	86,737.40
	LINDSAY CORPORATION COM	461,331.25
	LINKEDIN CORP CL A	1,628,176.47
	MANITEX INTL INC COM STK	98,471.88
	MANULIFE FINL CORP COM	347,484.76
	MARATHON OIL CORP COM	2,400,400.00
	MARCUS & MILLICHAP INC COM	48,037.60
	MARINEMAX INC COM	110,485.68
	MARKETO INC COM	128,595.83
	MARTEN TRANS LTD COM	95,761.17
	MASTERCARD INC CL A	3,875,698.94
	MCKESSON CORP	758,580.00
	MERCK & CO INC NEW COM	555,354.80
	MERITAGE HOMES CORP COM	567,241.80
	METHODE ELECTRS INC COM	94,979.82
	MICHAEL KORS HOLDINGS LTD COM NPV	898,692.11
	MIDDLEBY CORP COM	1,588,601.40
	MONDELEZ INTL INC COM	1,461,773.00
	MONSANTO CO NEW COM	4,973,071.95
	MONTAGE TECH GROUP LTD COM STK	64,571.29
	MONTPELIER RE HOLDINGS LTD COM	725,463.00
	MOOG INC CL A	458,595.00
	MORGAN STANLEY COM STK USD0.01	1,199,049.60
	MOSAIC CO/THE	1,013,941.50
	MOVADO GROUP INC COM	111,829.41
	MOVE INC COM NEW COM NEW	81,996.72
	MULTIMEDIA GAMES HOLDING COMPANY COM	58,486.40
	NABORS INDUSTRIES COM USD0.10	968,735.82
	NATURAL GROCERS BY VITAMIN COTTAGE INC COM USD0.001	106,082.55
	NETAPP INC COM STK	1,236,257.00
	NETFLIX INC COM STK	1,147,217.72
	NEWLINK GENETICS CORP COM STK	42,963.52

21.

NEWPORT CORP COM	305,563.70
NIKE INC CL B	1,909,221.92
NOBLE CORP PLC COMMON STOCK	1,831,758.42
NORCRAFT COS INC COM	54,170.82
NORDSON CORP COM	1,192,886.50
NOVADAQ TECHNOLOGIES INC COM	99,995.36
OFG BANCORP COM	656,925.90
OGE ENERGY CORP COM	1,381,764.00
OLIN CORP COM	290,086.75
ORACLE CORP COM	2,618,897.00
OWENS ILL INC COM NEW	709,195.38
OXFORD IMMUNOTEC GLOBAL PLC ORD GBP0.006705	55,775.64
PACER INTL INC TENN COM	87,200.82
PARTNERRE HLDG LTD COM STK	446,074.33
PATRICK INDS INC COM	104,292.65
PDF SOLUTIONS INC COM	99,892.38
PERRIGO COMPANY LIMITED COM EUR0.001	999,178.06
PFIZER INC COM	4,442,881.50
PNC FINANCIAL SERVICES GROUP COM STK	2,885,976.00
POLARIS INDS INC COM	1,468,051.20
POPULAR INC COM NEW COM USD6 (POST REV SPLIT)	326,803.75
PORTLAND GENERAL ELECTRIC CO COM NEW COMNEW	300,641.00
POTASH CORP SASK INC COM	1,251,853.76
POWELL INDS INC COM	65,985.15
POWER SOLUTIONS INTL INC COM NEW COM USD0.001	92,748.50
POWERSECURE INTL INC COM STK	57,828.56
PRECISION CASTPARTS CORP COM	1,914,184.40
PRICELINE COM INC COM NEW STK	2,495,672.80
PROASSURANCE CORP COM	625,876.80
PROOFPOINT INC COM	180,146.27
PROS HLDGS INC COM	189,644.70
QUAKER CHEM CORP COM	56,261.10
QUANTUM FL SYS TECHNOLOGIES WORLDWIDE COM PAR $0.02 COM PAR $0.02	72,321.60
RALLY SOFTWARE DEV CORP COM	47,691.40
RALPH LAUREN CORP CL A CL A	878,788.89
RECEPTOS INC COM	51,776.14
RED HAT INC COM	1,257,985.92
REDWOOD TR INC COM	1,045,592.60
REGAL BELOIT CORP COM	721,350.20
RENTRAK CORP COM	93,057.84
REPROS THERAPEUTICS INCORPORATED COMMON STOCK	36,124.20
RINGCENTRAL INC CL A CL A	74,490.35
ROLLS ROYCE HOLDINGS PLC SPONSORED ADR	551,886.15
SAFE BULKERS INC COM STK	92,632.80
SAFETY INS GROUP INC COM	429,006.00

22.

SAIA INC COM STK	587,636.75
SALESFORCE COM INC COM STK	1,568,610.18
SANDERSON FARMS INC COM	1,629,233.25
SANDSTORM GOLD LTD WT EXP	917.65
SANGAMO BIOSCIENCES INC COM STK	63,407.85
SCHLUMBERGER LTD COM COM	3,319,472.18
SCIQUEST INC NEW COM	67,155.84
SENSIENT TECHNOLOGIES CORP COM	335,273.20
SHORETEL INC COM	104,065.92
SNAP-ON INC COM	800,043.60
SOUTHWESTERN ENERGY CO COM	1,565,334.00
SPECTRANETICS CORP COM	114,775.00
SPLUNK INC COMSTK COM USD0.001	1,187,647.65
SPROUTS FMRS MKT INC COM	141,806.70
SPS COMM INC COM	72,025.90
STAAR SURGICAL CO COM NEW PAR $0.01	80,836.67
STARBUCKS CORP COM	1,039,373.01
STEIN MART INC COM	48,029.95
STEMLINE THERAPEUTICS INC COM	53,214.00
STOCK BLDG SUPPLY HLDGS INC COM	64,225.50
SUNCOR ENERGY INC NEW COM STK	1,860,173.60
SUSQUEHANNA BANCSHARES INC PA COM STK	489,204.00
SYMANTEC CORP COM	1,392,399.00
SYNERGY RES CORP COM	118,027.96
TABLEAU SOFTWARE INC CL A CL A	186,938.16
TALISMAN ENERGY INC COM	16,310.00
TASER INTL INC COM	57,453.84
TECK RESOURCES LIMITED	415,977.93
TESLA MTRS INC COM	734,155.16
TETRALOGIC PHARMACEUTICALS CORP COM	62,470.24
TEXAS INSTRUMENTS INC COM	2,917,819.50
THOR INDS INC COM STK	1,624,866.60
TIME WARNER INC USD0.01	3,054,014.88
TJX COS INC COM NEW	2,155,603.52
TRANSDIGM GROUP INC COM	792,057.38
TRIANGLE PETROLEUM CORPORATION COMMON STOCK	54,787.20
TRINITY IND INC COM	2,600,331.40
TRIPADVISOR INC COM COM STK	458,712.54
TUCOWS INC COM NEW COM NEW	38,640.00
TUESDAY MORNING CORP COM NEW ISIN US8990355054	953,147.16
TWENTY-FIRST CENTY FOX INC CL A CL A	522,493.36
TWITTER INC COM	512,191.55
UBS AG SHS COM	343,477.75
UNDER ARMOR INC CL A	822,104.10
UNILIFE CORP NEW COM STK	44,308.00
UNION PAC CORP COM	1,133,328.00

23.

	UNITED TECHNOLOGIES CORP COM		1,401,674.60
	UNITEDHEALTH GROUP INC COM		2,710,800.00
	URS CORP NEW COM		2,251,545.10
	VERTEX PHARMACEUTICALS INC COM		1,395,948.40
	VIACOM INC NEW CL B		3,065,634.00
	VIRTUSA CORP COM		58,391.97
	VISA INC COM CL A STK		2,274,453.52
	VMWARE INC CL A COM CL A COM		1,187,850.11
	WABASH NATL CORP COM		39,989.30
	WALT DISNEY CO		1,610,664.80
	WEATHERFORD INTL LTD		1,876,536.05
	WELLCARE HLTH PLANS INC COM		1,297,488.50
	WERNER ENTERPRISES INC COM		597,847.75
	WESTN REFNG INC COM		1,590,799.10
	WHOLE FOODS MKT INC COM		1,361,491.69
	WINNEBAGO INDS INC COM		63,766.35
	WIX.COM LTD COM ILS0.01		57,942.30
	WORKDAY INC CL A COM USD0.001		870,518.88
	XOMA CORP DEL COM		129,680.37
	XOOM CORP COM		131,896.03
	ZALE CORP NEW COM STK		86,167.28
	ZELTIQ AESTHETICS INC COM		175,012.05

	TOTAL CORPORATE COMMON STOCKS (other than employer securities) & AMERICAN DEPOSITORY RECEIPTS		319,000,235.41

	McDONALD’S CORPORATION COMMON STOCK
*	MC DONALDS CORP COM	21,796,416.21	133,940,309.03
*	MC DONALDS CORP COM		341,531,724.71
*	MC DONALDS CORP COM		881,089,744.73

	TOTAL McDONALD’S CORPORATION COMMON STOCK		1,356,561,778.47

	INTEREST IN REGISTERED INVESTMENT CO.
*	MFO AMERICAN BEACON FDS HOLLAND LARGE CAP GROWTH FD INSTL CL		14,005,344.32
*	MFO ARTISAN MID CAP FD INSTL CL SH		28,228,093.05
*	MFO BLACKROCK GLOBAL ALLOCATION FD INC INSTL CL		222,128,195.56
*	MFO DFA EMERGING MARKETS VALUE		30,530,227.42
*	MFO MANNING & NAPIER FD INC NEW OVERSEASSER		41,445,140.85
*	MFO NUVEEN INVT FDS INC REAL ESTATE SECSFD CL I		58,570,533.74
*	MFO PIMCO FDS PAC INVT MGMT SER FOR FUTURE I DIVERSIFIED INC FD INSTL CL		85,103,160.52
*	MFO PIMCO FDS PAC INVT MGMT SER MODERATEDURATION FD INSTL CL		98,506,243.82
*	MFO PRIMECAP ODYSSEY FDS AGGRESSIVE GROWTH FD		47,364,630.59

	TOTAL INTEREST IN REGISTERED INVESTMENT CO.		625,881,569.87

24.

	MCDONALD’S LOAN ASSETS
*	MCDONALD’S LOAN ASSET&&&	32,754,756.09

	TOTAL McDONALD’S LOAN ASSETS	32,754,756.09

	INTEREST-BEARING CASH
*	United States dollar - Invested cash	5,211.80

	TOTAL INTEREST-BEARING CASH	5,211.80

	WRAPPER CONTRACTS
	GIC MONUMENTAL LIFE CONTRACT MDA00824TR RATE 1.58% MAT 12/31/2064	112,196.00

	TOTAL WRAPPER CONTRACTS	112,196.00

	COLLECTIVE TRUSTS
*	MFO JP MORGAN CHASE BK LIQUIDITY FUND	28,797,903.94
*	MFO ARTISAN INTERNATIONAL FUND	44,184,138.14
*	NT COLLECTIVE S&P500 INDEX FUND - DC- NON LENDING - TIER THREE	244,268,098.45
*	NT COLLECTIVE RUSSELL 2000 INDEX FUND - DC -NON LENDING TIER THREE	95,838,313.76
*	NT COLLECTIVE ALL CTY WLD EX-US INVSTBL MKT IDX FD - DC - NONLENDING - TR 3	32,678,368.94
*	MFO JPMCB INTERMEDIATE BOND FUND	209,682,088.00
*	MFO SUBADVISED FIXED INCOME MODERATE DURATION FUND	121,879,140.00
*	MFO SUBADVISED FIXED INCOME WAMCO FUND	146,337,108.00
*	Northern Trust Company COLTV SHORT TERM INVT FD	33,860,518.10

	TOTAL COLLECTIVE TRUSTS	957,525,677.33
	TOTAL ASSETS	3,291,841,424.97

*	Party in Interest
**	Historical cost is disclosed only for nonparticipant-directed investments

25.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDonald’s Corporation Profit Sharing and Savings Plan

Dated: June 23, 2014	By:	/s/ Karen Matusinec
Name: Karen Matusinec
Title: Chair of the Administrative Committee

26.

EXHIBITS

Exhibit Number	Description of Exhibit

23.1	Consent of Crowe Horwath, LLP Independent Registered Public Accounting Firm

27.